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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2005

XYRATEX LTD
(Registrant's name)

Langstone Road
Havant
PO9 1SA
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
By	/s/ RICHARD PEARCE Name: Richard Pearce Title: Chief Financial Officer

Date: January 6, 2005

NEWS RELEASE
For Immediate Release

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2004
Q4 Revenues $116.7 million, up 17.4% Year over Year
Fiscal year 2004 Revenues $459 million, up 37.5% Year over Year

        Havant, UK—January 6, 2005—Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and network technology, today announced results for the fourth quarter and fiscal year ended November 30th, 2004. Revenues for the quarter were $116.7 million, an increase of 17.4% compared to revenues of $99.4 million for the same period last year and a 1.6% increase compared to $114.9 million in the prior quarter.

        For the fourth fiscal quarter, GAAP net income was $8.2 million, or $0.29 per diluted share. Non-GAAP net income from continuing operations increased 48.7% to $5.4 million, or a diluted earnings per share of $0.19, compared to non-GAAP net income of $3.7 million in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the "Consolidated Statements of Cash Flows", below.

        Non-GAAP gross profit margin before equity compensation in the fourth quarter was 20.8%, compared to 22.3% in the same period last year and 22.7% in the prior quarter.

        Revenues for fiscal year 2004 were $459.0 million, an increase of 37.5%, compared to revenues of $333.8 million for fiscal year 2003.

        As a result of the IPO in 2004, Xyratex recorded a non-cash equity compensation expense of $181.1 million for fiscal year 2004. This resulted in a GAAP net loss of $135.2 million, or a loss per share of $7.43.

        Non-GAAP net income from continuing operations for fiscal year 2004 increased 51.8% to $30.8 million, or a diluted earnings per share of $1.18, compared to non-GAAP net income from continuing operations of $20.3 million for fiscal 2003.

        "Xyratex posted a very solid performance during the quarter with revenues growing over 17% year over year. Our fiscal year performance was outstanding and reflects the strength of our customers in a growing market and the strong industry trends that our technology supports," said Steve Barber, CEO of Xyratex. "Our strategy has produced solid results in both of our core business areas and across multiple segments. Our focus is on expanding our market share and the number of customers we provide technology solutions to. We plan to continue investing in our business to take full advantage of current and emerging market opportunities."

Business Highlights

  •
  We demonstrated the first enterprise class storage enclosure based on Serial Attached SCSI expander technology. We believe that the introduction of SAS technology to Storage Systems is an important step towards providing truly enterprise class, low cost storage solutions for our customers. The combination of robust enterprise SCSI protocol on top of a low cost SATA physical transport looks very attractive to us. Reducing the number of protocol decodes within any storage system is important in reducing cost and power and simplifies the overall integration effort.

  •
  We signed a contract with Maxtor Corporation to supply automated production equipment for high volume disk drive testing. The system is based on Xyratex's highly successful "single cell" technology, which offers disk drive manufacturers the capability of testing their products more efficiently than with conventional systems, uniquely providing a separately configurable and controllable environment for each individual drive to be tested.

  •
  We participated in a demonstration of the industry's first multi-vendor 4 Gb Fibre Channel SAN with our technology partners. We attached our 4Gb SBOD Storage Enclosure into a SAN which contained both 2Gb and 4Gb Fibre Channel devices. This is the third generation of our SBOD enclosure technology and we believe its robust system architecture will become increasingly more important as data rates continue to rise. Xyratex continues to support the evolution of the Fibre Channel roadmap and actively participates in these important early demonstrations. The 4Gb Fibre Channel technology will form the foundation of the next generation high performance storage enclosures in 2005.

Business Outlook

        The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

  •
  Revenue in the first fiscal quarter of 2005 is projected to be in the range $120 to $127 million.

  •
  Fully diluted earnings per share is anticipated to be between $0.14 and $0.19 on a GAAP basis in the first quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.17 and $0.22. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

Conference Call Information

        The Xyratex quarterly results conference call will be broadcast live via the internet at http://www.xyratex.com/investors on Thursday, January 6, 2005 at 5:30 a.m. Pacific Time/8:30 a.m. Eastern Time. The press release will be posted to the company web site www.xyratex.com.

        A replay will be available through January 13, 2005 following the live call by dialing (866) 800-8652 in the United States and (617) 614-2705 outside the United States, replay code 44978138.

Safe Harbor Statement

        The foregoing information contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission (File No. 333-116083). In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

        Xyratex is a leading provider of enterprise class data storage subsystems and network technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

        Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

  Xyratex Investor Relations

  Brad Driver
  Tel: +1 (408) 325-7260
  Email: bdriver@us.xyratex.com
  Website: www.xyratex.com

  Xyratex Public Relations

  Curtis Chan
  CHAN & ASSOCIATES, INC.
  Tel: +1 (714) 447-4993
  Email: cj_chan@chanandassoc.com

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Year Ended
	November 30, 2004	November 30, 2003	November 30, 2004	November 30, 2003
	(US dollars in thousands, except per share amounts)
Revenues	$116,701	$99,363	$459,014	$333,769
Cost of revenues—non cash equity compensation	36	690	7,827	690
Cost of revenues—other	92,451	77,242	356,558	260,020

Total cost of revenues	92,487	77,932	364,385	260,710

Gross profit	24,214	21,431	94,629	73,059

Operating expenses:
Research and development—development arrangement	—	—	(6,000)	—
Research and development—non cash equity compensation	83	2,428	23,959	2,428
Research and development—other	10,597	10,529	37,429	29,797

Total research and development	10,680	12,957	55,388	32,225

Selling, general and administrative—non cash equity compensation	478	54,143	136,363	54,143
Selling, general and administrative—other	7,884	8,210	28,005	22,426

Total selling, general and administrative	8,362	62,353	164,368	76,569

Amortization of intangible assets	397	—	1,169	—
In process research and development	852	—	852	—
Other costs	(201)	11,625	2,388	11,625

Total operating expenses	20,090	86,935	224,165	120,419

Operating income (loss)	4,124	(65,504)	(129,536)	(47,360)
Interest income (expense), net	147	(15)	1,052	(209)

Income (loss) from continuing operations before income taxes	4,271	(65,519)	(128,484)	(47,569)
Benefit for income taxes(a)	(3,937)	(13,047)	(6,239)	(11,754)

Net income (loss) from continuing operations	8,208	(52,472)	(122,245)	(35,815)
Loss from discontinued operations (net of taxes of zero)	—	(19,940)	(12,924)	(20,194)
Loss from sale of discontinued operations (net of taxes of zero)	—	—	—	(185)

Net income (loss)	$8,208	$(72,412)	$(135,169)	$(56,194)

Net earnings (loss) per share—basic:
Net income (loss) from continuing operations	$0.29	$(5.61)	$(6.72)	$(9.60)
Loss from discontinued operations, net of income tax	—	(2.13)	(0.71)	$(5.41)
Loss from sale of discontinued operations, net of income tax	—	—	—	$(0.05)

Net earnings (loss) per share	$0.29	$(7.74)	$(7.43)	$(15.07)

Net earnings (loss) per share—diluted:
Net income (loss) from continuing operations	$0.29	$(5.61)	$(6.72)	$(9.60)
Loss from discontinued operations, net of income tax	—	(2.13)	(0.71)	(5.41)
Loss from sale of discontinued operations, net of income tax	—	—	—	(0.05)

Net earnings (loss) per share	$0.29	$(7.74)	$(7.43)	$(15.07)

Weighted average common shares, class B preferred ordinary shares and class B ordinary shares (in thousands), used in computing net earnings per share:
Basic	28,020	9,352	18,195	3,730

Diluted	28,581	9,352	18,195	3,730

Pro forma net earnings (loss) per common share from continuing operations(b)
Basic	$0.29	$(2.46)	$(4.78)	$(1.60)

Diluted	$0.29	$(2.46)	$(4.78)	$(1.60)

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	28,020	21,321	25,583	22,331

Diluted	28,581	21,321	25,583	22,331

(a)
For the year ended November 30, 2004 benefit for income taxes includes a benefit of $12,233,000 for the tax allowance of non-cash equity compensation. Of this benefit $8,174,000 relates to the three months ended August 31, 2004. This benefit had not previously been recorded in press releases for the three months ended August 31, 2004. Accordingly, the net loss for the three and nine month periods ended August 31, 2004 amounted to $166,305,000 and $143,377,000 respectively compared to $174,479,000 and $151,551,000 as previously presented and basic and diluted loss per share for these periods amounted to $7.37 and $9.61 respectively compared to $7.73 and $10.16 as previously presented. (Basic and diluted loss per share from continuing operations in those periods amounted to $6.80 and $8.74 compared to $7.16 and $9.29 as previously presented. Basic and diluted proforma net loss per share amounted to $5.67 and $5.26 compared to $5.97 and $5.59 as previously presented). There is no impact to non-GAAP net income and proforma basic and diluted earnings per share as this tax benefit is included in non-GAAP adjustments.

(b)
Pro forma earnings per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30, 2004	November 30, 2003
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$63,495	$2,008
Accounts receivable net of allowance for doubtful accounts of $198 and $371	49,656	40,866
Inventories	43,014	37,849
Prepaid expenses	2,594	2,099
Deferred income taxes	6,774	3,429
Other current assets	2,855	5,294

Total current assets	168,388	91,545
Property, plant and equipment, net	14,495	10,403
Intangible assets, net	7,911	—
Deferred income taxes	14,448	9,323

Total assets	$205,242	$111,271

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$47,067	$40,465
Acquisition note payable	2,000	—
Short-term borrowings	4,000	4,133
Customer advance	—	1,073
Employee compensation and benefits payable	10,811	12,421
Deferred revenue	1,887	9,810
Income taxes payable	462	315
Deferred income taxes	536	354
Other accrued liabilities	10,778	8,699

Total current liabilities	77,541	77,270
Long-term debt	11,000	15,000

Total liabilities	88,541	92,270

Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,043 issued and outstanding	280	—
Ordinary Shares of Xyratex Group Limited (in thousands), par value £0.01 per share:
Class B preferred ordinary shares; 11,099 shares authorized, Nil and 11,099 shares issued and outstanding	—	169
Class A preferred ordinary shares; 16,325 shares authorized, Nil and 8,845 shares issued and outstanding	—	133
Class C ordinary shares; 2,576 shares authorized, Nil and Nil shares issued and outstanding	—	—
Additional paid-in capital	329,267	95,025
Accumulated other comprehensive income	755	2,106
Accumulated deficit	(213,601)	(78,432)

Total shareholders' equity	116,701	19,001

Total liabilities and shareholders' equity	$205,242	$111,271

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 30, 2004	November 30, 2003
	(US dollars in thousands)
		(a)
Cash flows from operating activities:
Net loss from continuing operations	$(122,245)	$(35,815)
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation	5,336	4,969
Amortization of intangible assets	1,169	—
Non-cash equity compensation	168,149	57,261
Bonus paid by trust	—	1,573
In process research and development	852	—
Private equity and restructuring costs	—	4,682
Loss (gain) on sale of assets	(36)	71
Supplier note receivable	(6,000)	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(6,695)	(7,820)
Inventories	(2,084)	(9,832)
Prepaid expenses and other current assets	244	(947)
Accounts payable	4,251	5,208
Customer advance	(1,073)	(1,227)
Employee compensation and benefits payable	(1,610)	4,837
Deferred revenue	(11,093)	9,209
Income taxes payable	147	(1,479)
Deferred income taxes	(7,709)	(13,538)
Amount payable to related party	—	(1,342)
Other accrued liabilities	1,234	3,951

Net cash provided by operating activities	22,837	19,761

Cash flows from investing activities:
Investments in property, plant and equipment	(8,985)	(5,107)
Dispositions of property, plant and equipment	36	—
Disposal of business, net of cash disposed and costs of disposition	—	(175)
Acquisition of business, net of cash received	(7,418)	—
Repayment of supplier note receivable	6,000	—

Net cash used in investing activities	(10,367)	(5,282)

Cash flows from financing activities:
Net payments of short-term borrowings	(4,133)	(4,630)
Proceeds of long-term borrowings	—	19,000
Payments of long-term borrowings	—	(7,850)
Repurchase of ordinary shares	—	(18,939)
Proceeds from issuance of Ordinary Shares	53,150	273

Net cash provided by (used in) financing activities	49,017	(12,146)
Net cash used in discontinued operations	—	(780)

Change in cash and cash equivalents	61,487	1,553
Cash and cash equivalents at beginning of period	2,008	455

Cash and cash equivalents at end of period	$63,495	$2,008

(a)
Certain balances have been reclassified to be consistent with the current year.

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP November 30, 2004	Non-GAAP Adjustment(a)	Non-GAAP November 30, 2004
	(US dollars in thousands, except per share amounts)
Revenues	$116,701		$116,701
Cost of revenues—non cash equity compensation	36	(36)	—
Cost of revenues—other	92,451		92,451

Total cost of revenues	92,487		92,451

Gross profit	24,214		24,250

Operating expenses:
Research and development—non cash equity compensation	83	(83)	—
Research and development—other	10,597		10,597

Total research and development	10,680		10,597

Selling, general and administrative—non cash equity compensation	478	(478)	—
Selling, general and administrative—other	7,884		7,884

Total selling, general and administrative	8,362		7,884

Amortization of intangible assets	397	(397)	—
In process research and development	852	(852)	—
Other costs	(201)	201	—

Total operating expenses	20,090		18,481

Operating income	4,124		5,769
Interest income (expense), net	147		147

Income from continuing operations before income taxes	4,271		5,916
Provision (benefit) for income taxes	(3,937)	4,409	472

Net income from continuing operations	$8,208		$5,444

Pro forma net earnings (loss) per common share from continuing operations
Basic	$0.29		$0.19

Diluted	$0.29		$0.19

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	28,020		28,020

Diluted	28,581		28,581

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Year Ended
	GAAP November 30, 2004	Non-GAAP Adjustment(a)	Non-GAAP November 30, 2004
	(US dollars in thousands, except per share amounts)
Revenues	$459,014		$459,014
Cost of revenues—non cash equity compensation	7,827	(7,827)	—
Cost of revenues—other	356,558		356,558

Total cost of revenues	364,385		356,558

Gross profit	94,629		102,456

Operating expenses:
Research and development—development arrangement	(6,000)	6,000	—
Research and development—non cash equity compensation	23,959	(23,959)	—
Research and development—other	37,429		37,429

Total research and development	55,388		37,429

Selling, general and administrative—non cash equity compensation	136,363	(136,363)	—
Selling, general and administrative—other	28,005		28,005

Total selling, general and administrative	164,368		28,005

Amortization of intangible assets	1,169	(1,169)	—
In process research and development	852	(852)	—
Other costs	2,388	(2,388)	—

Total operating expenses	224,165		65,434

Operating income (loss)	(129,536)		37,022
Interest income (expense), net	1,052	(933)	119

Income (loss) from continuing operations before income taxes	(128,484)		37,141
Provision (benefit) for income taxes	(6,239)	12,534	6,295

Net income (loss) from continuing operations	$(122,245)		$30,846

Pro forma net earnings (loss) per common share from continuing operations(b)
Basic	$(4.78)		$1.21

Diluted	$(4.78)		$1.18

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	25,583		25,583

Diluted	25,583		26,225

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP November 30, 2003	Non-GAAP Adjustment(a)	Non-GAAP November 30, 2003
	(US dollars in thousands, except per share amounts)
Revenues	$99,363		$99,363
Cost of revenues—non cash equity compensation	690	(690)	—
Cost of revenues—other	77,242		77,242

Total cost of revenues	77,932		77,242

Gross profit	21,431		22,121

Operating expenses:
Research and development—non cash equity compensation	2,428	(2,428)	—
Research and development—other	10,529		10,529

Total research and development	12,957		10,529

Selling, general and administrative—non cash equity compensation	54,143	(54,143)	—
Selling, general and administrative—other	8,210		8,210

Total selling, general and administrative	62,353		8,210

Other costs	11,625	(11,625)	—

Total operating expenses	86,935		18,739

Operating income (loss)	(65,504)		3,382
Interest income (expense), net	(15)		(15)

Income (loss) from continuing operations before income taxes	(65,519)		3,367
Provision (benefit) for income taxes	(13,047)	12,752	(295)

Net income (loss) from continuing operations	$(52,472)		$3,662

Pro forma net earnings (loss) per common share from continuing operations
Basic	$(2.46)		$0.17

Diluted	$(2.46)		$0.17

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	21,321		21,321

Diluted	21,321		21,793

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Year Ended
	GAAP November 30, 2003	Non-GAAP Adjustment(a)	Non-GAAP November 30, 2003
	(US dollars in thousands, except per share amounts)
Revenues	$333,769		$333,769
Cost of revenues—non cash equity compensation	690	(690)	—
Cost of revenues—other	260,020		260,020

Total cost of revenues	260,710		260,020

Gross profit	73,059		73,749

Operating expenses:
Research and development—non cash equity compensation	2,428	(2,428)	—
Research and development—other	29,797		29,797

Total research and development	32,225		29,797

Selling, general and administrative—non cash equity compensation	54,143	(54,143)	—
Selling, general and administrative—other	22,426		22,426

Total selling, general and administrative	76,569		22,426

Other costs	11,625	(11,625)	—

Total operating expenses	120,419		52,223

Operating income (loss)	(47,360)		21,526
Interest income (expense), net	(209)		(209)

Income (loss) from continuing operations before income taxes	(47,569)		21,317
Provision (benefit) for income taxes	(11,754)	12,752	998

Net income (loss) from continuing operations	$(35,815)		$20,319

Pro forma net earnings (loss) per common share from continuing operations(b)
Basic	$(1.60)		$0.91

Diluted	$(1.60)		$0.90

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	22,331		22,331

Diluted	22,331		22,821

(a)
Non-GAAP Adjustment for the three and twelve month periods ended November 30, 2004 includes non-cash equity compensation expense, non-cash amortization of intangible assets, in process research and development expense, the related tax effects and expenses recorded in connection with our preparation for the initial public offering. Non-GAAP Adjustment for the twelve months ended November 30, 2004 also includes the elimination of the bad debt allowance on a supplier loan of $6,000,000 and accrued interest of $933,000 together with the related tax on the accrued interest. Non-GAAP Adjustment for the three and twelve month periods ended November 30, 2003 includes non-cash equity compensation expense, the release of the deferred tax valuation allowance relating primarily to UK loss carryforwards and expenses recorded in connection with the investment by HgCapital, a European private equity firm.

  We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

(b)
Pro forma earnings per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

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SIGNATURES
XYRATEX LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
XYRATEX LTD UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
XYRATEX LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
XYRATEX LTD UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME
XYRATEX LTD UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME
XYRATEX LTD UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME
XYRATEX LTD UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME